"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02015885

02 MAR 15 AM 8:

Ref.: Rune Helland

Date:27.02.2002

SUPPL

ORK - Trade subject to notification

Frode Alhaug, member of the Board of Directors of Orkla ASA, has on 26.02.2002 bought 300 shares in Orkla at NOK 153. After the transaction his total shareholding consists of 400 shares.

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